To the Members of WBI Investments, Inc.:

WBI Investments claims compliance with the Global Investment Performance Standards (GIPS®). WBI Investments has been independently verified for the periods December 31, 1999 to December 31, 2009 by Absolute Performance Verification LLC. The verification report(s) is/are available upon request.

Verification assesses whether (1) the firm has complied with all the composite construction requirements of the GIPS standards on a firm-wide basis and (2) the firm’s policies and procedures are designed to calculate and present performance in compliance with the GIPS standards. Verification does not ensure the accuracy of any specific composite presentation.”

Absolute Performance Verification LLC consents to the use of its name in the registration statement filed with the SEC for the WBI Funds.  We understand this consent letter is to be filed as an Exhibit as part of the WBI Funds registration statement. Our consent does not relate to any composite presentation of WBI, or the accuracy of the Prospectus, which Absolute Performance Verification has not reviewed, and we express no opinion on including any accompanying performance presentation(s).

Absolute Performance Verification LLC
December 23, 2010